                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                                 AMENDMENT NO. 1

  Information to Be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                          OptiCare Health Systems, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   68386P 105
                                   ----------
                                 (CUSIP Number)

                               Daniel N. Gregoire
             Executive Vice President, General Counsel and Secretary
                            Oxford Health Plans, Inc.
                               48 Monroe Turnpike
                               Trumbull, CT 06611
                                 (203) 459-6000
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 25, 2002
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  68386P 105
--------------------------------------------------------------------------------
(1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons Oxford Health Plans, Inc.

--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)

(a)  ........................................................................[ ]
(b)  ........................................................................[ ]

--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
     OO

--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) .....................................................[ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

 Number of Shares    (7)  Sole Voting Power                    775,996
 Beneficially
 Owned               (8)  Shared Voting Power                    -0-
 by Each
 Reporting           (9)  Sole Dispositive Power               775,996
 Person
 With                (10) Shared Dispositive Power               -0-

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     775,996

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions) ..........................................................[ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     5.9%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
     CO, IC

         This Amendment No. 1 to Statement on Schedule 13D relates to shares of common stock, par value $.001 per share (the "Shares"), of OptiCare Health Systems, Inc. (the "Issuer"), a Delaware corporation. This Amendment is being filed by Oxford Health Plans, Inc. ("Oxford" or the "Reporting Person") to report a reduction in the percentage of the issued and outstanding Shares beneficially owned by Oxford as a result of the Issuer's January 25, 2002 capital restructuring. The number of Shares beneficially owned by Oxford remains unchanged since the filing of Oxford's Statement on Schedule 13D on September 23, 1999. Information contained in this Amendment is as of the date hereof, unless otherwise expressly provided herein.

Item 1. Security and Issuer.

         Name of the Issuer: OptiCare Health Systems, Inc., a Delaware corporation

         Address of Principal Executive Offices of the Issuer: 87 Grandview Avenue, Waterbury, CT 06708.

         Title of Class of Equity Securities to which this Statement relates:
         Common Stock, $.001 par value.

Item 2. Identity and Background.

         This statement is being filed on behalf of Oxford Health Plans, Inc., a Delaware corporation. Oxford is a health care company providing health benefit plans primarily in New York, New Jersey and Connecticut. Oxford's principal business and office address is 48 Monroe Turnpike, Trumbull, CT 06611.

         During the last five years, Oxford has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         The name, business address, principal occupation or employment (including the name, principal business and address of any corporation or organization, other than Oxford, in which such employment is conducted) and citizenship of each director and executive officer of Oxford is listed on Schedule A attached hereto, which Schedule is incorporated herein by reference.

         To the best of Oxford's knowledge, none of its directors or executive officers listed on Schedule A has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         Oxford currently holds 438,482 Shares outright and 337,514 Shares issuable upon the exercise of currently exercisable Warrants (as defined in Item 6 below). These holdings remain unchanged since the filing of Oxford's Statement on Schedule 13D on September 23, 1999. The Shares and the Warrants were received by Oxford in connection with the merger (the "OptiCare Merger") of OptiCare Shellco Merger Corporation, a wholly-owned subsidiary of the Issuer, with and into OptiCare Eye Health Centers, Inc. ("OptiCare"), pursuant to an Agreement and Plan of Merger, dated as of April 12, 1999, among the Issuer, OptiCare, OptiCare Shellco Merger Corporation, PrimeVision Health Inc. and PrimeVision Shellco Merger Corporation ("the Merger Agreement"). For further information regarding the Merger Agreement, see the Registration Statement on Form S-4 (Registration No. 333-78501) filed by the Issuer with the Securities and Exchange Commission on May 14, 1999, as amended by amendments filed with the Commission on Form S-4/A on June 24, 1999, July 16, 1999 and July 29, 1999.

Item 4. Purpose of Transaction.

         The Shares and the Warrants held by Oxford have been acquired for investment purposes. The number of Shares and Warrants held by Oxford remain unchanged since the filing of Oxford's Statement on Schedule 13D on September 23, 1999. Oxford expects to evaluate on an ongoing basis the Issuer's financial condition, business operations and prospects, the status of any business combination involving the Issuer, the market price of the Shares, conditions in the securities markets generally, general economic and industry conditions and other factors. Oxford may at any time and from time to time acquire additional Shares or sell Shares. Except to the extent set forth above, Oxford has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

         (a) Oxford may be considered the beneficial owner of (i) 438,482 Shares which are owned outright by Oxford, and (ii) 337,514 Shares issuable upon the exercise of the Warrants held by Oxford. Such Shares represent, in the aggregate, approximately 5.9% of the outstanding Shares. The foregoing calculation is based on outstanding share information derived from the Issuer's Definitive Proxy Statement filed with the Commission on April 24, 2002.

                  In its Statement on Schedule 13D filed on September 23, 1999, Oxford reported the holdings of certain Shares and Warrants by entities affiliated with Fred Nazem, a member of Oxford's Board of Directors. Oxford has been advised by Mr. Nazem that he and his affiliated entities no longer have beneficial ownership of any Shares or Warrants.

         (b) Oxford has the sole power to vote and the sole power to dispose of the 438,482 Shares that it holds. Oxford currently has no right to vote or dispose of the 337,514 Shares issuable upon exercise of its Warrants. Oxford will not acquire the right to vote or dispose of the Shares issuable upon exercise of its Warrants until such time as it exercises its Warrants. Oxford has the sole power to dispose of its Warrants and, upon exercise of its Warrants, will have the sole power to vote and the sole power to dispose of the 337,514 Shares issuable upon exercise of its Warrants.

         (c) The number of Shares and Warrants held by Oxford remain unchanged since the filing of Oxford's Statement on Schedule 13D on September 23, 1999. There were no purchases or sales of Shares by Oxford in the past 60 days.

         (d) No other person is known by Oxford to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by Oxford.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Prior to the OptiCare Merger, Oxford beneficially owned 28,758 shares of Class B Preferred Stock of OptiCare issuable upon exercise of warrants issued pursuant to the Warrant Agreement (the "Warrant Agreement") dated as of October 15, 1997 among OptiCare, Oxford, Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak. In connection with the OptiCare Merger, each outstanding warrant issued under the Warrant Agreement was exchanged automatically into a warrant to purchase approximately 11.7364 Shares. As a result, Oxford now holds 337,514 Shares issuable upon exercise of Warrants (the "Warrants") under the Warrant Agreement. The Warrant Agreement and related documents are referenced as Exhibits 1, 2 and 3 and are incorporated herein by reference.

         In connection with the OptiCare Merger, Oxford entered into an Affiliate Agreement (the "Affiliate Agreement") dated August 9, 1999 among Saratoga Resources, Inc. and Oxford under which Oxford (i) agreed not to sell, transfer or otherwise dispose of its Shares in violation of the Securities Act of 1933; and (ii) acknowledged that, because Oxford may be deemed an "affiliate" of OptiCare, its Shares must be held indefinitely by Oxford unless (a) the distribution of the Shares has been registered under the Securities Act, (b) the sale of the Shares is made in conformity with Rule 145 promulgated under the Securities Act, or (c) in the opinion of counsel acceptable to the Issuer, some other exemption from registration is available with respect to any such proposed distribution, sale, transfer or other disposition of the Shares. The Affiliate Agreement is referenced as Exhibit 4 and is incorporated herein by reference.

         Before the OptiCare Merger, OptiCare, Oxford, and certain other persons who were stockholders of OptiCare before the OptiCare Merger were parties to a certain Registration Rights Agreement (the "OptiCare Registration Rights Agreement") dated as of October 15, 1997, that provided for certain demand and piggyback registration rights in favor of the stockholders. The OptiCare Registration Rights Agreement was terminated, effective as of the OptiCare

Merger, pursuant to a certain Agreement With Respect to Termination of Registration Rights Agreement. However, pursuant to a Letter Agreement (the "Letter Agreement"), dated August 9, 1999, between OptiCare and Oxford, OptiCare agreed to continue the piggyback registration rights provided for in the OptiCare Registration Rights Agreement with respect to the Shares issuable upon exercise of the Warrants held by Oxford. The OptiCare Registration Rights Agreement, the Agreement With Respect to Termination of Registration Rights Agreement and the Letter Agreement are referenced as Exhibits 5, 6 and 7, respectively, and are incorporated herein by reference.

         To the best of Oxford's knowledge, except as set forth under this Item 6 and elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons and entities named in Item 2, or between such persons or entities and any person, with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

         None






                  [Remainder of page intentionally left blank]

                                  EXHIBIT INDEX

Exhibit 1 Warrant Agreement, dated as of October 15, 1997, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak. Incorporated herein by reference to Exhibit 1 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 2 Non-Transferable Warrant to Purchase Class B Convertible Preferred Stock of OptiCare Eye Health Centers, Inc., dated as of October 15, 1997, issued to Oxford Health Plans, Inc. Incorporated herein by reference to Exhibit 2 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 3 Amendment to Warrant Agreement, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Fred Nazem, Anthem Health Plans, Inc., Richard Racine and Philip Barak. Incorporated herein by reference to Exhibit 3 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 4 Affiliate Agreement, dated August 9, 1999, among Saratoga Resources, Inc. (n/k/a OptiCare Health Systems, Inc.) and Oxford Health Plans, Inc. Incorporated herein by reference to
                  Exhibit 5 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 5 Registration Rights Agreement, dated as of October 15, 1997, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Nazem OptiCare Partners, LP and certain other parties. Incorporated herein by reference to Exhibit 7 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 6 Agreement With Respect to Termination of Registration Rights Agreement, among OptiCare Eye Health Centers, Inc., Oxford Health Plans, Inc., Nazem OptiCare Partners, LP and certain other parties. Incorporated herein by reference to Exhibit 8 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

Exhibit 7 Letter Agreement, dated August 9, 1999, between OptiCare Eye Health Centers, Inc. and Oxford Health Plans, Inc. Incorporated herein by reference to Exhibit 9 to Oxford's Statement on Schedule 13D filed with the Commission on September 23, 1999.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  June 13, 2002                   OXFORD HEALTH PLANS, INC.



                                       By: /s/ KURT B. THOMPSON
                                           --------------------
                                           Kurt B. Thompson, Executive Vice
                                           President and Chief Financial Officer

                                   Schedule A

         Set forth below are the name, business address and position with Oxford Health Plans, Inc. ("Oxford"), and the present principal occupation or employment, of each director and executive officer (as defined in the regulations of the Securities and Exchange Commission) of Oxford. The principal business address of Oxford is 48 Monroe Turnpike, Trumbull, CT 06611. Except as otherwise indicated, each person listed below is a citizen of the United States whose business address is 48 Monroe Turnpike, Trumbull, CT 06611.

                                          Position with Oxford
                                          and Present Principal
Name and Business Address                 Occupation or Employment
-------------------------                 ------------------------
Norman C. Payson, M.D.                    Chairman of the Board of Directors and
                                          Chief Executive Officer of Oxford

Fred Nazem                                Director of Oxford
Nazem & Company                           President, Nazem & Company
645 Madison Avenue
New York, NY 10022

Joseph W. Brown, Jr.                      Director of Oxford
113 King Street                           Chairman, Chief Executive
Armonk, NY 10504                          Officer of MBIA, Inc.

David Bonderman                           Director of Oxford
201 Main Street                           Managing Partner of TPG Partners
Suite 2420
Fort Worth, TX  76102

Jonathan J. Coslet                        Director of Oxford
345 California Street                     Partner, TPG Partners
Suite 3300
San Francisco, CA  94104

Robert B. Milligan, Jr.                   Director of Oxford
741 Boston Post Road, Suite 201           President and Chief Executive Officer,
Guilford, CT  06437                       Fairchester, Inc.

Ellen A. Rudnick                          Director of Oxford
1101 East 58th Street                     Executive Director and Clinical Professor of the
Chicago, IL 60637                         Chicago Graduate Entrepreneurial Program,
                                          University of Chicago; Chairman of CEO Advisors, Inc.

Benjamin H. Safirstein, M.D.              Director of Oxford
62 South Fullerton Avenue                 Clinical Associate Professor Medicine, Mount Sinai School
Montclair, NJ 07042                       of Medicine

Kent J. Thiry                             Director of Oxford
21250 Hawthorne Blvd, Ste 800             President and Chief Executive Officer, DaVita, Inc.
Torrance, CA 90503

Charles G. Berg                           President and Chief Operating Officer of Oxford

Kurt B. Thompson                          Executive Vice President, Chief Financial Officer
                                          of Oxford

Alan Muney, M.D., M.H.A.                  Executive Vice President, Chief Medical Officer of
                                          Oxford

Daniel N. Gregoire                        Executive Vice President, General Counsel and Secretary of
                                          Oxford